SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

AND

AMENDMENT NO. 4 TO
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ROGERS WIRELESS COMMUNICATIONS INC.

(Name of Subject Company (issuer))

ROGERS COMMUNICATIONS INC.
RWCI ACQUISITION INC.,

(Names of Filing Persons (offerors))

ROGERS WIRELESS COMMUNICATIONS INC.

(Name of Filing Person (subject company in a 13E-3 transaction))

CLASS B RESTRICTED VOTING SHARES
(Title of Class of Securities)

775102205
(CUSIP Number of Class of Securities)

(Name, Address and Telephone Numbers of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

DAVID P. MILLER, ESQ.
ROGERS WIRELESS COMMUNICATIONS INC.
ONE MOUNT PLEASANT ROAD
16TH FLOOR
TORONTO, ONTARIO M4Y 275
CANADA

WITH A COPY TO:

JOHN T. GAFFNEY, ESQ.
CRAVATH, SWAINE & MOORE LLP

WORLDWIDE PLAZA
825 EIGHTH AVENUE
NEW YORK, NEW YORK
10019-7475

November 26, 2004

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)

US$713,920,149	US$90,454

(1) Estimated solely for the purpose of calculating the filing fee pursuant to Rule 0-11(d) and 0-11(a)(4) of the Securities Exchange Act of 1934, as amended, the filing fee was calculated based on (a) the product of (i) US$42.53, which is the average of the high and low sale prices per registered share of Class B Restricted Voting Shares of Rogers Wireless Communications Inc. (“RWCI”) as reported on the Toronto Stock Exchange on November 22, 2004, converted into U.S. dollars at the noon buying rate in New York City for Canadian Dollars on such date of Cdn.$1.1844 = US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York on such date, and (ii) 16,786,272, which is the estimated number of outstanding RWCI Class B Restricted Voting Shares not owned by Rogers Communications Inc. and its subsidiaries (assuming full conversion of all outstanding exercisable options for RWCI Class B Restricted Voting Shares).

(2) The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: US$90,454
Form or Registration No.: Form F-10
Filing Party: Rogers Communications Inc.
Date Filed: November 24, 2004

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☒ going-private transaction subject to Rule 13e-3.
☒ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 2. Identity and Background

RCI and RCI Subco:

A.	Name:

Rogers Communications Inc. (“RCI”)

RWCI Acquisition Inc. (“RCI Subco”)

B.	Business Address:

For RCI and RCI Subco:
333 Bloor Street East, 10th Floor
Toronto, Ontario Canada M4W 1G9

C.	Principal Business, Occupation or Employment:

RCI:

Rogers Communications Inc. is a diversified Canadian communications and media company, which is engaged in cable television, high-speed Internet access and video retailing through its subsidiary Rogers Cable Inc.; wireless voice and data communications services through its subsidiary Rogers Wireless Communications Inc.; and radio, television broadcasting, televised shopping and publishing businesses through its subsidiary Rogers Media Inc.

RCI Subco:

RCI Subco is a wholly owned subsidiary of RCI and directly owns
48,594,172 RWCI Class B Restricted Voting Shares.

D.	None.

E.	None.

F.	Citizenship:

RCI: British Columbia

RCI Subco: British Columbia

Item 5. Interest In Securities of The Issuer:

RCI and RCI Subco:

RCI beneficially owns 62,820,371 RWCI Class A Multiple Voting Shares and 64,911,816 RWCI Class B Restricted Voting Shares (16,317,644 directly and 48,594,172 through its ownership of RCI Subco). If all of RCI’s RWCI Class A Multiple Voting Shares were converted into RWCI Class B Restricted Voting Shares, RCI would own 127,732,187 RWCI Class B Restricted Voting Shares, representing 89.1% of the outstanding RWCI Class B Restricted Voting Shares.

     This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Rogers Communications Inc., a British Columbia corporation (“RCI”) and RWCI Acquisition Inc., a British Columbia Corporation (“RCI Subco”) and a wholly owned subsidiary of RCI. This Schedule TO includes the Schedule 13E-3 Transaction Statement of RCI, RCI Subco and Rogers Wireless Communications Inc., a Canadian corporation (“RWCI”), in respect of the Offer (as defined below). This Schedule TO also constitutes Amendment Number 4 to the Statement on Schedule 13D of RCI and RCI Subco filed with the SEC on November 22, 2004, as amended (the “Schedule 13D”).

     This Schedule TO relates to the offer by RCI and Acquisition to purchase all the outstanding Class B Restricted Voting Shares of Rogers Wireless Communications Inc. (the “Shares”) not owned by RCI and its affiliates in exchange for 1.75 RCI Class B Non-Voting Shares. The Offer is subject to the terms and conditions set forth in the Take-Over Bid Circular dated November 24, 2004 (the “Take-Over Bid Circular”) and the related Letter of Acceptance and Transmittal (“Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(C), respectively. The Take-Over Bid Circular and Letter of Transmittal, as each may be amended or supplemented from time to time, constitute the “Offer”.

     The information set forth in the Take-Over Bid Circular and the Letter of Transmittal, including all schedules, exhibits and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, a Tender Offer Statement on Schedule TO, all items of information required by the Schedule 13E-3 Transaction Statement to be included in, or covered by, this Schedule TO and all items of information required to be included in, or covered by, an amendment to the Schedule 13D as a result of the Offer.

     ITEM 12. EXHIBITS

Exhibit
Number	Description of Exhibits
(a)(1)(A)	Take Over Bid Circular, including the Offer to Purchase dated November 24, 2004. *

(a)(1)(B)	Directors’ Circular relating to the Offer dated November 24, 2004. *

(a)(1)(C)	Letter of Acceptance and Transmittal. *

(a)(1)(D)	Notice of Guaranteed Delivery.*

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(a)(1)(F)	Annual Report of Rogers Communications Inc. for the year ended December 31, 2003 as filed on November 24, 2004 with the SEC on Form 40-F/A.

(a)(1)(G)
Management’s discussion & analysis and audited financial statements of Rogers Communications Inc. for the years ended December 31, 2003 and December 31, 2002 as furnished on November 24, 2004 to the SEC on Form 6-K/A.

(a)(1)(H)	Interim unaudited consolidated financial statements of Rogers Communications Inc. for the nine months ended September 30, 2004 as furnished on November 24, 2004 to the SEC on Form 6-K/A.

(a)(1)(I)
Management Information Circular of Rogers Communications Inc. dated April 21, 2004 in connection with the annual meeting of shareholders held on May 27, 2004, as filed on May 10, 2004 with the SEC on Form ARS.

(a)(1)(J)	Material Change Report of Rogers Communications Inc., relating to the offering of 9,541,958 RCI Non Voting Shares, dated June 10, 2004, as furnished on June 16, 2004 to the SEC on Form 6-K.

(a)(1)(K)	Material Change Report, relating to the purchase by RCI of RWCI Restricted Voting Shares from JVII, dated September 16, 2004, as furnished on September 16, 2004 to the SEC on Form 6-K.

(a)(1)(L)
Material Change Report of Rogers Communications Inc., relating to the commencement of the offer by Rogers Wireless Inc. for all of the shares and warrants of Microcell Telecommunications Inc., dated September 20, 2004 as furnished on September 21, 2004 to the SEC on Form 6-K.

(a)(1)(M)
Material Change Report of Rogers Communications Inc., relating to the completion of the offer by Rogers Wireless Inc. for all of the shares and warrants of Microcell Telecommunications Inc. dated November 8, 2004, as furnished on November 8, 2004 to the SEC on Form 6-K.

(a)(1)(N)	Annual Report of Rogers Wireless Communications Inc. for the year ended December 31, 2003 as filed on November 24, 2004 with the SEC on Form 40-F/A.

(a)(1)(O)
Management’s discussion & analysis and audited financial statements of Rogers Wireless Communications Inc. for the years ended December 31, 2003 and December 31, 2002 as furnished on November 24, 2004 to the SEC on Form 6-K/A.

(a)(1)(P)	Interim unaudited consolidated financial statements of Rogers Wireless Communications Inc. for the nine months ended September 30, 2004 as furnished on November 24, 2004 to the SEC on Form 6-K/A.

(a)(1)(Q)
Management Information Circular of Rogers Wireless Communications Inc. dated April 21, 2004 in connection with the annual meeting of shareholders held on May 27, 2004 as filed on May 10, 2004 with the SEC on Form ARS.

(a)(1)(R)
Audited consolidated financial statements of Microcell Telecommunications Inc. as at and for the years ended December 31, 2003 and December 31, 2002 and Interim unaudited consolidated financial statements of Microcell Telecommunications Inc. for the nine months ended September 30, 2004 and September 30, 2003.

(b)	None.

(c)(1)	Presentation of BMO Nesbitt Burns Inc. to the independent committee of the board of directors of Rogers Wireless Communications Inc. dated November 9, 2004.

(c)(2)	Presentation of Scotia Capital Inc. to the board of directors of RCI dated November 11, 2004.

(c)(3)	Valuation and Fairness Opinion of BMO Nesbitt Burns Inc. dated November 22, 2004.

(d)(1)	Binding Term Sheet between Rogers Wireless Inc. and Rogers Communications Inc. for the provision of customer care services and sales dated July 1, 2002.

(d)(2)	Business Areas and Transfer Agreement between Rogers Communications Inc. and Rogers Cantel Mobile Communications Inc. (now known as Rogers Wireless Communications Inc.) dated as of August 1, 1991.

(d)(3)
Management Services Agreement among Rogers Communications Inc., Rogers Cantel Mobile Communications Inc. and Rogers Cantel Mobile Inc. (now known as Rogers Wireless Communications Inc.) dated as of January 1, 1991.

(d)(4)	Minority Shareholder Protection Agreement dated as of August 7, 1991 between Rogers Communications Inc. and Rogers Cantel Mobile Communications Inc. (now known as Rogers Wireless Communications Inc.).

(d)(5)	Applicable Canadian statutory provisions concerning appraisal and dissent rights.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SCHEDULE TO, SCHEDULE 13D/A and
SCHEDULE 13E-3

ROGERS COMMUNICATIONS INC.

by	/s/ Graeme McPhail

Name:	Graeme McPhail
Title:	Vice President, Associate General Counsel

RWCI ACQUISITION INC.

by	/s/ Graeme McPhail

Name:	Graeme McPhail
Title:	Vice President, Associate General Counsel

SCHEDULE 13E-3

ROGERS WIRELESS COMMUNICATION INC.

by	/s/ Graeme McPhail

Name:	Graeme McPhail
Title:	Vice President, Associate General Counsel

Dated: November 24, 2004

     INDEX TO EXHIBITS

Exhibit
Number	Description of Exhibits
(a)(1)(A)	Take Over Bid Circular, including the Offer to Purchase dated November 24, 2004. *

(a)(1)(B)	Directors’ Circular relating to the Offer dated November 24, 2004. *

(a)(1)(C)	Letter of Acceptance and Transmittal. *

(a)(1)(D)	Notice of Guaranteed Delivery.*

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(a)(1)(F)	Annual Report of Rogers Communications Inc. for the years ended December 31, 2003 as filed on November 24, 2004 with the SEC on Form 40-F/A.

(a)(1)(G)	Management’s discussion & analysis and audited financial statements of Rogers Communications Inc. for the year ended December 31, 2003 as furnished on November 24, 2004 to the SEC on Form 6-K/A.

(a)(1)(H)	Interim unaudited consolidated financial statements of Rogers Communications Inc. for the nine months ended September 30, 2004 as furnished on November 24, 2004 to the SEC on Form 6-K/A.

(a)(1)(I)
Management Information Circular of Rogers Communications Inc. dated April 21, 2004 in connection with the annual meeting of shareholders held on May 27, 2004, as filed on May 10, 2004 with the SEC on Form ARS.

(a)(1)(J)	Material Change Report of Rogers Communications Inc., relating to the offering of 9,541,958 RCI Non Voting Shares, dated June 10, 2004, as furnished on June 16, 2004 to the SEC on Form 6-K.

(a)(1)(K)	Material Change Report, relating to the purchase by RCI of RWCI Restricted Voting Shares from JVII, dated September 16, 2004, as furnished on September 16, 2004 to the SEC on Form 6-K.

(a)(1)(L)
Material Change Report of Rogers Communications Inc., relating to the commencement of the offer by Rogers Wireless Inc. for all of the shares and warrants of Microcell Telecommunications Inc., dated September 20, 2004 as furnished on September 21, 2004 to the SEC on Form 6-K.

(a)(1)(M)
Material Change Report of Rogers Communications Inc., relating to the completion of the offer by Rogers Wireless Inc. for all of the shares and warrants of Microcell Telecommunications Inc. dated November 8, 2004, as furnished on November 8, 2004 to the SEC on Form 6-K.

(a)(1)(N)	Annual Report of Rogers Wireless Communications Inc. for the year ended December 31, 2003 as filed on November 24, 2004 with the SEC on Form 40-F/A.

(a)(1)(O)
Management’s discussion & analysis and audited financial statements of Rogers Wireless Communications Inc. for the years ended December 31, 2003 and December 31, 2002 as furnished on November 24, 2004 to the SEC on Form 6-K/A.

(a)(1)(P)	Interim unaudited consolidated financial statements of Rogers Wireless Communications Inc. for the nine months ended September 30, 2004 as furnished on November 24, 2004 to the SEC on Form 6-K/A.

(a)(1)(Q)
Management Information Circular of Rogers Wireless Communications Inc. dated April 21, 2004 in connection with the annual meeting of shareholders held on May 27, 2004 as filed on May 10, 2004 with the SEC on Form ARS.

(a)(1)(R)
Audited consolidated financial statements of Microcell Telecommunications Inc. as at and for the years ended December 31, 2003 and December 31, 2002 and Interim unaudited consolidated financial statements of Microcell Telecommunications Inc. for the nine months ended September 30, 2004 and September 30, 2003.

(b)	None.

(c)(1)	Presentation of BMO Nesbitt Burns Inc. to the independent committee of the board of directors of Rogers Wireless Communications Inc. dated November 9, 2004.

(c)(2)	Presentation of Scotia Capital Inc. to the board of directors of RCI dated November 11, 2004.

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(c)(3)	Valuation and Fairness Opinion of BMO Nesbitt Burns Inc. dated November 22, 2004.

(d)(1)	Binding Term Sheet between Rogers Wireless Inc. and Rogers Communications Inc. for the provision of customer care services and sales dated July 1, 2002.

(d)(2)	Business Areas and Transfer Agreement between Rogers Communications Inc. and Rogers Cantel Mobile Communications Inc. (now known as Rogers Wireless Communications Inc.) dated as of August 1, 1991.

(d)(3)
Management Services Agreement among Rogers Communications Inc., Rogers Cantel Mobile Communications Inc. and Rogers Cantel Mobile Inc. (now known as Rogers Wireless Communications Inc.) dated as of January 1, 1991.

(d)(4)	Minority Shareholder Protection Agreement dated as of August 7, 1991 between Rogers Communications Inc. and Rogers Cantel Mobile Communications Inc. (now known as Rogers Wireless Communications Inc.).

(d)(5)	Applicable Canadian statutory provisions concerning appraisal and dissent rights.

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